SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6*)

SYPRIS SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

871655 106
(CUSIP Number)

Jeffrey T. Gill
101 Bullitt Lane, Suite 450
Louisville, Kentucky 40223
(502) 329-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. – 871655 10 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Virginia G. Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING S IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.005%
14	TYPE OF REPORTING PERSON IN

(1)  See response to Item 5.

Explanatory Note

THIS AMENDMENT NO. 6 to the Schedule 13D dated April 9, 1998 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D dated January 15, 1999 (the Amendment No. 1”) , by Amendment No. 2 to the Schedule 13D dated June 11, 1999 (the “Amendment No. 2”), by Amendment No. 3 to the Schedule 13D dated April 3, 2002 (the “Amendment No. 3”), by Amendment  No. 4 to the Schedule 13D dated April 24, 2002 (the “Amendment No. 4”), and by Amendment No. 5 to the Schedule 13D dated March 26, 2004 (Amendment No. 5), which were filed with the Securities and Exchange Commission by Virginia G. Gill (the “Reporting Person”), and relate to the shares of common stock $.01 par value of Sypris Solutions, Inc., a Delaware corporation (the “Issuer”), is being filed to amend Items 5 and 6 of Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and the Schedule 13D, as applicable, to reflect updated holdings for the Reporting Person resulting from a disposition of the Reporting Person’s beneficial ownership of shares of common stock, $.01 par value, of the Issuer (the “Common Stock”).  As a result of such disposition, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on May 13, 2008.

Item 1.                                Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $.01 par value of the Issuer.

The Issuer’s principal executive office is located at 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222.

Item 5.                                Interest in Securities of the Issuer.

a.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,000 (0.005%) (1)

b.	Sole Voting Power:	0
	Shared Voting Power:	1,000 (1)
	Sole Dispositive Power:	0
	Shared Dispositive Power:	1,000 (1)

(1)           Includes 500 shares of the Issuer owned by the Reporting Person’s spouse, as to which the Reporting Person shares voting and dispositive power, and 500 shares of the Issuer owned by the Reporting Person as to which the Reporting Person’s spouse shares voting and dispositive power.

As described in Note 1, above, the Reporting Person shares the power to vote or direct the disposition of such shares with the Reporting Person’s spouse, Robert E. Gill, whose residence address and principal occupation is as follows:  253 Canton Avenue East, Winter Park, Florida 32789, Chairman of the Board of Sypris Solutions, Inc., 101 Bullitt Lane, Suite 450, Louisville, Kentucky 40222, a diversified provider of technology-based outsourced services and specialty products.  Robert E. Gill is a citizen of the United States, and has not been convicted in nor is she a party to a proceeding described in Item 2(d) or 2 (e).

(c)           On May 13, 2008, in a privately negotiated transaction effected in Louisville, Kentucky, the Reporting Person and her spouse assigned 30.53746% limited partnership interests in GFP I, LP, a Delaware family limited partnership, to their son, Jeffrey T. Gill, in exchange for his unsecured promissory notes totaling $2,858,335.60.  In a simultaneous transaction, the Reporting Person and her spouse assigned 30.53746% limited partnership interests in GFP I, LP to their son, R. Scott Gill, in exchange for his unsecured promissory notes totaling $2,858,335.60.

GFP I, LP is the beneficial owner of a total of 3,274,666 shares of Common Stock.  The Reporting Person and her spouse previously reported that each of them may be deemed to share voting and dispositive power over the shares held of record by GFP I, LP, with each other and with Jeffrey T. Gill and R. Scott Gill, on the basis of certain provisions of the limited partnership agreement of GFP I, LP (the “Partnership Agreement”).  As a result of the disposition of limited partnership interests of GFP I, LP in the two transactions described above, the Reporting Person and her spouse no longer may be deemed to share voting and dispositive power over the shares of Common Stock held of record by GFP I, LP.

(d)           Not applicable.

(e)           As a result of the transactions described in Item 5(c), on May 13, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

Item 6.                                Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 5(c), above.

Except as described in Item 5(c) above, and except with respect to the Partnership Agreement, which was previously filed as Exhibit 99.1 to this Schedule 13D, the Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/  Virginia G. Gill
  Virginia G. Gill

                                Date: June 4, 2008

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